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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G




                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *


                            Karrington Health, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Shares, Without Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  485762108
                          -------------------------
                               (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 485762108                  13G                    PAGE 2 OF 5 PAGES


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Richard R. Slager

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)
                                                                        ----

                                                                    (b)
                                                                        ----

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   SOLE VOTING POWER

          517,750 shares

6.   SHARED VOTING POWER

            -0-

7.   SOLE DISPOSITIVE POWER

          517,750 shares

8.   SHARED DISPOSITIVE POWER

            -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          517,750 shares

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.57%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN


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ITEM 1(a).  NAME OF ISSUER.

           Karrington Health, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           919 Old Henderson Road
           Columbus, Ohio 43220

ITEM 2(a).  NAME OF PERSON FILING.

           Richard R. Slager

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
     RESIDENCE OF PERSON FILING.

           Karrington Health, Inc.
           919 Old Henderson Road
           Columbus, Ohio 43220

ITEM 2(c).  CITIZENSHIP OF PERSON FILING.

           Ohio

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

           Common Shares, Without Par Value

ITEM 2(e).  CUSIP NUMBER.

           485762108

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
     OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act -- for each of Physicians and APL

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(l)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)


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     (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

     (a)  Amount Beneficially Owned:  517,750* shares

     (b)  Percent of Class:  7.57%

     (c)  Number of shares as to which such person filing has:

          (i)   Sole power to vote or to direct the vote:

                         517,750* shares

          (ii)  Shared power to vote or to direct the vote:

                         0 shares

          (iii) Sole power to dispose or to direct the disposition of:

                         517,750* shares

          (iv)  Shared power to dispose or to direct the disposition of:

                         0 shares

          *Does not include 200,000 shares beneficially owned by Mr. Slager's wife as to which he disclaims beneficial ownership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following: [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON.

          Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
     HOLDING COMPANY.

          Not Applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
     GROUP.

          Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  As of December 31, 1997        By: s/s  Richard R. Slager
                                           -------------------------------
                                                Richard R. Slager


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